

January 12, 2026

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

>   **RE: MIAX PEARL, LLC ("PEARL")**
>   **Amendment 2026-1 to Form 1 Application**

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2026-1 to the Form 1 Application of PEARL, which includes the following changes:

>   Exhibit C –   Updated observers and officers of Miami International Securities Exchange, LLC; updated officers and committees of MIAX Emerald, LLC; updated officers of MIAX Sapphire, LLC
>   Exhibit J –   Updated officers, director classification and committees

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 01/12/26	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: MIAX PEARL, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
      Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
      Barbara J. Comly, EVP, General Counsel & Corporate Secretary
      609-897-7315

26000036

6. Provide the name and address of counsel for the applicant:
      Barbara J. Comly, EVP, General Counsel & Corporate Secretary
      MIAX PEARL, LLC
      7 Roszel Road, Suite 1A
      Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
      ☒ Limited Liability Company   ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 02/11/16   (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX PEARL, LLC

Date: January 12, 2026   By: _____
                                                      Barbara J. Comly
                                                      EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 12ᵗʰ day of January, 2026.

Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1.   **Name and address of organization.**

2.   **Form of organization (e.g., association, corporation, partnership, etc.).**

3.   **Name of state and statute citation under which organized. Date of incorporation in present form.**

4.   **Brief description of nature and extent of affiliation.**

5.   **Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.**

6.   **A copy of the constitution.**

7.   **A copy of the articles of incorporation or association including all amendments.**

8.   **A copy of existing by-laws or corresponding rules or instruments.**

9.   **The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.**

10.   **An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.**

Response:

A.   MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1.   *Name*: Miami International Securities Exchange, LLC
        Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2.   *Form of organization*: Limited Liability Company.

3.   *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4.   *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5.   *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6.   *A copy of the constitution*: Not applicable.

7.	*A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8.	*A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated February 10, 2025 are attached.

9.	*The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Securities Exchange, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Chief Strategy Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – New Product Development
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Joseph P. Kamnik	Senior Vice President – Senior Counsel
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations

Name	Title
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Priya Rege	Vice President – Business Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
David Dooman
Leslie Florio
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
William V. Looney, Jr.
John E. McCormac
Nathaniel Pomeroy
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell
Observers
Jonathan Zaionz

Standing Committees of Miami International Securities Exchange, LLC

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Nathaniel Pomeroy

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
David Dooman
John A. Kinahan
John E. McCormac
Nathaniel Pomeroy
Cynthia Schwarzkopf
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAX EMERALD, LLC

1. *Name*: MIAX Emerald, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7.   *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8.   *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9.   *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Emerald, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Chief Strategy Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – New Product Development
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Joseph P. Kamnik	Senior Vice President – Senior Counsel
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations

Name	Title
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Priya Rege	Vice President – Business Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC serve at the direction of the Board of Directors.

Directors of MIAX Emerald, LLC

Directors
Thomas P. Gallagher (Chair)
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
David S. Fleming
Leslie Florio
Kimberly M. Guadagno
Richard Herr
Adam Hoffman
Paul Jiganti
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti
Liam Smith

Standing Committees of MIAX Emerald, LLC

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Liam Smith
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
David S. Fleming
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C.   MIAX SAPPHIRE, LLC

1. *Name*: MIAX Sapphire, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 6, 2023.

4. *Brief description of nature and extent of affiliation*: MIAX Sapphire, LLC ("MIAX Sapphire") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Sapphire is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Sapphire intends to operate a fully electronic options trading platform as well as a trading floor in Miami, Florida.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 6, 2023 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated July 10, 2024 and Amended and Restated By-Laws dated February 10, 2025 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Sapphire, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Chief Strategy Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – New Product Development
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Joseph P. Kamnik	Senior Vice President – Senior Counsel
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Priya Rege	Vice President – Business Systems Development
Christopher Solgan	Vice President – Senior Counsel

Name	Title
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Sapphire, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Sapphire, LLC. Officers of MIAX Sapphire, LLC serve at the direction of the Board of Directors.

Directors of MIAX Sapphire, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
William T. Bergman
Lindsay L. Burbage
Brendan Culligan
Marianne Deane
Kurt M. Eckert
Leslie Florio
Michael Gorczowski
William V. Looney, Jr.
Kenneth Lozier
John E. McCormac
Robert D. Prunetti

Standing Committees of MIAX Sapphire, LLC

Appeals Committee
Marianne Deane (Chair)
Brendan Culligan
Michael Gorczowski

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kenneth Lozier

Technology Committee
Leslie Florio (Chair)
Marianne Deane
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

EXHIBIT J

Exhibit Request:

A list of the officers, governors, members of all standing committees, or persons performing similar functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1.   **Name.**

2.   **Title.**

3.   **Dates of commencement and termination of term of office or position.**

4.   **Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).**

Response:

1.   **Officers of MIAX PEARL, LLC**

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Joseph S. Bracco	Executive Vice President – Global Head of Sales
Shelly Brown	Executive Vice President – Chief Strategy Officer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Randy Foster	Executive Vice President – Business Systems Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
Matthew Rotella	Executive Vice President – Chief Technology Officer
John Smollen	Executive Vice President – New Product Development
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Charles Blades	Senior Vice President – Controller
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Systems Requirements
Liang Cao	Vice President – Business Systems Development

Name	Title
Christopher Chapman	Vice President – Strategic Planning & Business Development
Neil Collins	Vice President – Regulatory Operations
Jonathan S. Dowd	Vice President – Systems Requirements
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Senior Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Priya Rege	Vice President – Business Systems Development
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Nathan Gaudio	Assistant Vice President – Strategic Planning & Business Development
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Ketan Patel	Assistant Vice President – Information Security
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Gagan Singh	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2.   **Directors of MIAX PEARL, LLC**

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Talal Jassim Al-Bahar	Non-Industry	Class III – 2026	Chairman – Arzan Financial Group for Financing and Investment KPSC; Vice Chairman and CEO – Kuwait Real Estate K.S.C.
Kurt M. Eckert	Non-Industry	Class III – 2026	Former Partner and Head of Market Structure – Wolverine Trading, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2026	Community Volunteer

Name	Classification	Term of Office	Type of Business
Nathaniel Pomeroy	Industry/Member Representative	Class III – 2026	Principal – Wolverine Trading Technologies, LLC
Cynthia Schwarzkopf	Non-Industry/ Independent	Class III – 2026	Professional and Philanthropic Public Speaker
Erik Swanson	Industry/Member Representative	Class III – 2026	Chief Executive Officer – Simplex Trading, LLC
Christopher L. Whittington	Non-Industry	Class III – 2026	Attorney
Sean Barry	Non-Industry/ Member Representative	Class I – 2027	SVP, Chief Information Officer – ADM Investor Services, Inc.
David Brown	Non-Industry	Class I – 2027	Retired
Guy Dowman	Industry/Member Representative	Class I – 2027	Head of Options Business Development for HRT Financial, LP – Hudson River Trading
Lawrence E. Jaffe	Non-Industry/ Independent	Class I – 2027	Attorney (Retired)
Paul Kenyon	Industry	Class I – 2027	Business Development, Americas – Jump Trading, LLC
William J. O'Brien IV	Non-Industry	Class I – 2027	President – IV Advisors, LLC
Robert D. Prunetti	Non-Industry	Class I – 2027	President – Phoenix Ventures, LLC
William T. Bergman	Non-Industry/ Independent	Class II – 2028	Board Chairman – City of Philadelphia – Zoning Hearing Board
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2028	Attorney (Retired)
Michael Harrington	Industry	Class II – 2028	Head of Client Relationships – Citadel Securities, LLC
John E. McCormac	Non-Industry/ Independent	Class II – 2028	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Miguel Moratiel	Non-Industry	Class II – 2028	Manager – MDR Inversiones, S.L.
Scott Richardson	Industry	Class II – 2028	Managing Partner (Austin) – Optiver Services US, LLC
Steven Sosnick	Industry/Member Representative	Class II – 2028	Chief Strategist – Interactive Brokers LLC

3. **Standing Committees of MIAX PEARL, LLC**

AUDIT COMMITTEE	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry
John E. McCormac	Non-Industry/Independent
Cynthia Schwarzkopf	Non-Industry/Independent

REGULATORY OVERSIGHT COMMITTEE	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Lawrence E. Jaffe	Non-Industry/Independent

APPEALS COMMITTEE	
Name	**Classification**
Lawrence E. Jaffe (Chair)	Non-Industry/Independent
Nathanial Pomeroy	Industry
Guy Dowman	Industry/Member Representative

TECHNOLOGY COMMITTEE	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Sean Barry	Industry/Member Representative
David Brown	Non-Industry
Kurt M. Eckert	Industry
John E. McCormac	Non-Industry/Independent